OMB APPROVAL
SEC FILE NUMBER
001-40632
CUSIP NUMBER
23285D 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cytek Biosciences, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

47215 Lakeview Boulevard

Address of Principal Executive Office (Street and Number)

Fremont, California 94538

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cytek Biosciences, Inc (the “Company” or “Cytek”) requires additional time to complete its financial closing procedures and ensure appropriate accounting of various intercompany transactions and accruals at the end of the reporting period impacting the Company. Accordingly, the Company is not able to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company currently expects to file its Form 10-Q on or before November 14, 2023, the prescribed due date pursuant to this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Patrik Jeanmonod	877	922-9835
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Appendix I for an explanation of the anticipated changes in results of operations, as reported in Cytek Biosciences, Inc. press release dated November 7, 2023 titled “Cytek Biosciences Reports Third Quarter 2023 Financial Results”

Cytek Biosciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2023	By:	/s/ PATRIK JEANMONOD
Name: Patrik Jeanmonod
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Appendix I

Selected Third Quarter 2023 Financial Results

Total revenue for the third quarter of 2023 was $48.0 million, a 19% increase over the third quarter of 2022. This included $6.8 million of revenue from the products lines acquired from Luminex on February 28, 2023. Excluding revenue from this acquisition, organic revenue was $41.2 million, a 2% increase compared to the same period of the prior year.

Gross profit was $27.2 million for the third quarter of 2023, an increase of 1% compared to a gross profit of $26.9 million in the third quarter of 2022. Gross profit margin was 57% in the third quarter of 2023 compared to 66% in the third quarter of 2022.

Operating expenses were $33.6 million for the third quarter of 2023, a 32% increase from $25.5 million in the third quarter of 2022. The increases in operating expenses were primarily due to expenses related to increased headcount from the Luminex acquisition and personnel-related expenses across sales and marketing, research and development and general administrative. These expenses included an increase in trade shows and other sales and marketing costs, and an increase in fixed assets and intangible assets amortization costs.

Research and development expenses were $11.2 million for the third quarter of 2023 compared to $8.7 million for the third quarter of 2022.

Sales and marketing expenses were $12.1 million for the third quarter of 2023 compared to $8.8 million for the third quarter of 2022.

General and administrative expenses were $10.4 million for the third quarter of 2023, compared to $8.0 million for the third quarter of 2022.

Loss from operations in the third quarter of 2023 was $6.4 million compared to income from operations of $1.4 million in the third quarter of 2022. Net loss in the third quarter of 2023 was $6.5 million compared to a net income of $1.6 million in the third quarter of 2022.

Cash, cash equivalents, and short-term investments in marketable securities were approximately $288.0 million as of September 30, 2023, compared to $344.0 million as of December 31, 2022. The decline was primarily due to the acquisition of business lines from Luminex and Cytek’s repurchase of stock in 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will,” “expect” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Form 10-Q within the time period prescribed by Rule 12b-25 and the Company’s expectations regarding its financial and business performance. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the completion of the preparation of the financial statements and the risks and uncertainties set forth in the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2023 and other filings with the SEC. These forward-looking statements are based on management’s expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Cytek Biosciences, Inc.

Consolidated Balance Sheets

(unaudited)

(In thousands, except share and per share data)	September 30, 2023	December 31, 2022
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$163,629	$296,601
Restricted cash	—	2,899
Marketable securities	124,392	44,548
Trade accounts receivable, net	55,402	48,864
Inventories	66,875	48,154
Prepaid expenses and other current assets	12,017	12,954

Total current assets	422,315	454,020
Deferred income tax assets, noncurrent	24,080	20,459
Property and equipment, net	17,415	13,682
Operating lease right-of-use assets	11,703	13,883
Goodwill	16,457	10,144
Intangible assets, net	24,292	4,331
Other noncurrent assets	3,168	2,957

Total assets	$519,430	$519,476

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$4,711	$4,805
Legal settlement liability, current	2,600	2,163
Accrued expenses	20,514	21,126
Other current liabilities	7,821	7,960
Deferred revenue, current	23,047	12,986

Total current liabilities	58,693	49,040
Legal settlement liability, noncurrent	16,095	15,596
Deferred revenue, noncurrent	14,958	13,124
Operating lease liability, noncurrent	10,139	12,312
Long term debt	1,736	2,271
Other noncurrent liabilities	2,285	1,587

Total liabilities	$103,906	$93,930

Stockholders’ equity:
Common stock, $0.001 par value; 1,000,000,000 authorized shares as of September 30, 2023 and December 31, 2022, respectively; 135,545,663 and 135,365,381 issued and outstanding shares as of September 30, 2023 and December 31, 2022, respectively.	136	135
Additional paid-in capital	451,648	442,887
Accumulated deficit	(34,681)	(17,030)
Accumulated other comprehensive loss	(1,579)	(697)
Noncontrolling interest in consolidated subsidiary	—	251

Total stockholders’ equity	$415,524	$425,546

Total liabilities and stockholders’ equity	$519,430	$519,476

Cytek Biosciences, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(unaudited)

	Three Months Ended		Nine Months Ended
(In thousands, except share and per share data)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue, net:
Product	$38,441	$36,389	$110,065	$104,963
Service	9,559	4,088	24,717	10,737

Total revenue, net	48,000	40,477	134,782	115,700

Cost of sales:
Product	16,205	10,606	45,557	34,153
Service	4,617	3,009	12,847	9,947

Total cost of sales	20,822	13,615	58,404	44,100

Gross profit	27,178	26,862	76,378	71,600
Operating expenses:
Research and development	11,171	8,650	33,282	25,111
Sales and marketing	12,076	8,810	37,587	24,201
General and administrative	10,351	8,042	33,217	24,176

Total operating expenses	33,598	25,502	104,086	73,488

Income (Loss) from operations	(6,420)	1,360	(27,708)	(1,888)
Other income (expense):
Interest expense	(595)	(649)	(1,677)	(1,886)
Interest income	1,622	1,584	4,965	1,993
Other income (expense), net	1,208	(445)	4,600	(1,073)

Total other income (expense), net	2,235	490	7,888	(966)

Income (loss) before income taxes	(4,185)	1,850	(19,820)	(2,854)
Provision for (benefit from) income taxes	2,271	224	(2,169)	(1,620)

Net income (loss)	$(6,456)	$1,626	$(17,651)	$(1,234)

Less: net income (loss) allocated to noncontrolling interests	—	40	—	281

Net income (loss) attributable to common stockholders, basic and diluted	$(6,456)	$1,666	$(17,651)	$(953)

Net income (loss) attributable to common stockholders per share, basic	$(0.05)	$0.01	$(0.13)	$(0.01)

Net income (loss) attributable to common stockholders per share, diluted	$(0.05)	$0.01	$(0.13)	$(0.01)
Weighted-average shares used in calculating net loss per share, basic	136,173,278	134,711,701	135,862,905	134,342,059

Weighted-average shares used in calculating net loss per share, diluted	136,173,278	138,709,335	135,862,905	134,342,059

Comprehensive income (loss):
Net income (loss):	$(6,456)	$1,626	$(17,651)	$(1,234)
Foreign currency translation adjustment, net of tax	165	(758)	(856)	(1,427)
Unrealized gain (loss) on marketable securities	15	—	(26)	—

Net comprehensive income (loss)	$(6,276)	$868	$(18,533)	$(2,661)

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